

Mail Stop 3720

September 26, 2007

Via U.S. Mail and Fax
Mr. Cris Neely
Chief Financial Officer
Tele Plus World, Corp.
6101 Blue Lagoon Drive
Suite 450
Miami, Florida 33126

> **Re:** **Teleplus World, Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
>
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
>
> **File No. 0-49628**

Dear Mr. Neely:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

> Sincerely,
>
> /s/Larry Spirgel
> Assistant Director